RS Large Cap Alpha VIP Series (formerly RS Core Equity VIP Series)

Investment Objective

Long-term capital appreciation.

Principal Investment Strategies

The Series seeks to deliver positive risk-adjusted returns relative to the Series' benchmark. This incremental risk-adjusted return versus the benchmark is often referred to as "alpha".

The Series invests in securities that RS Investments believes are undervalued. The Series will normally invest most of its assets in equity securities of large-capitalization companies. The Series may invest in securities of issuers located anywhere in the world and may invest any portion of its assets outside the United States.

In evaluating equity investments for the Series, RS Investments employs a return-on-capital analysis, combining balance sheet and cash flow analysis. RS Investments may perform a number of analyses in considering whether to buy or sell as stock, including, for example:

- performing fundamental research focusing on business analysis;
- observing how management allocates capital;
- striving to understand the unit economics of the business of a company;
- studying the cash flow rate of return on capital employed;
- discerning the sources and the uses of cash;
- considering how management is compensated;
- asking how the stock market is pricing the entire company.

Although RS Investments may consider the factors described above in purchasing or selling investments for the Series, RS Investments may purchase, sell, or continue to hold an investment for the Series whenever it believes that doing so may benefit the Series or on the basis of any of the factors described above or any other factors it may at its discretion consider.

The Series may at times, but will not necessarily, hold a substantial portion of its assets in cash and cash equivalents.

Principal Investments

The Series normally invests at least 80% of its net assets in companies considered by RS Investments at the time to be large-cap companies. RS Investments currently considers a company to be large-cap if its market capitalization is within the range of the Russell 1000® Index as of June 30 of each year. As of June 30, 2008, the market capitalization of companies in the Russell 1000® Index ranged between approximately $550.4 million and $474.3 billion.

The Series will typically invest principally in equity securities but may invest any portion of its assets in debt securities and other income-producing securities. The Series may at times, but will not necessarily, invest a substantial portion of its assets in securities of companies that RS Investments considers to be principally engaged in natural resources industries. The Series may invest a portion of its assts in master limited partnership (MLP) units, including MLPs engaged primarily in natural resources industries.

Principal Risks

You may lose money by investing in the Series. The principal risks of investing in the Series, which could adversely affect its net asset value and total return, are as follows.

Equity Securities Risk

Deleted: The Series primarily invests in equity securities, which may include common stocks, preferred stocks, or other securities convertible into common stock. RS Investments uses a blended approach in managing the Series' portfolio, which is composed of both growth and value stocks. RS Investments chooses investments for the Series based on a rigorous analysis of companies. This analysis is both fundamental and quantitative in nature. Through the fundamental analysis,
RS Investments seeks to achieve a thorough understanding of a company's financial performance and prospects as well as the strength of its business model and competitive position versus peer companies.
RS Investments also considers the prospects for specific industries as well as the overall economy to provide a broader context for each investment decision and for portfolio construction. RS Investments utilizes several quantitative stock screening tools to identify potential buy and sell candidates for further research. Also, RS Investments integrates disciplined portfolio construction techniques and risk models to monitor and analyze the investment risks in the Series' portfolio.

Deleted: The Series typically invests most of its assets in securities of U.S. companies but may also invest up to 15% of its net assets in foreign securities. The Series expects that most of this amount will be invested in securities of U.S. or foreign companies that are issued or traded overseas, primarily in the form of American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs), or European Depositary Receipts (EDRs). To the extent that the Series invests in securities denominated in foreign currencies, it may, but will not necessarily, use forward foreign-currency exchange contracts to hedge against adverse changes in currency exchange rates. The Series may also make investments in the real estate sector, including investments in real estate investment trusts (REITs). The Series may invest a portion of its assets in master limited partnership units, including master limited partnerships engaged primarily in natural resources industries. ¶
As a temporary defensive strategy, the Series may invest some or all of its assets in debt obligations, including U.S. government securities, investment-grade corporate bonds, commercial paper, repurchase agreements, and cash equivalents.

The value of a company's stock may decline in response to factors affecting that particular company or stock markets generally.

Investment Style Risk
A mutual fund investing principally in value style stocks may at times under-perform other mutual funds that invest more broadly or that have different investment styles.

Overweighting Risk
Overweighting investments in an industry or group of industries increases the risk of loss because the stocks of many or all of the companies in the industry or group of industries may decline in value due to developments adversely affecting the industry or group of industries.

Underweighting Risk
If the Series underweights its investment in an industry or group of industries, the Series will participate in any general increase in the value of companies in that industry or group of industries less than if it had invested more of its assets in that industry or group of industries.

Foreign Securities Risk
Foreign securities are subject to political, regulatory, economic, and exchange-rate risks not present in domestic investments. In addition, when the Series buys securities denominated in a foreign currency, there are special risks such as changes in currency exchange rates and the risk that a foreign government could regulate foreign exchange transactions.

Portfolio Turnover Risk

Frequent purchases and sales of portfolio securities may result in higher Series expenses and may result in more significant distributions of short-term capital gains to investors, which are taxed as ordinary income. In addition, to the extent that the Series' shares are held by an asset allocation fund, reallocations of the asset allocation fund's investments may cause the Series to have to sell portfolio securities to honor redemption requests or to invest large amounts of cash at times when it would not otherwise do so, which could have adverse effects on the Series' performance, accelerate the realization of taxable income to shareholders, and increase transaction costs.

Cash Position Risk

To the extent that the Series holds assets in cash and cash equivalents and not in the investments previously described, the ability of the Series to meet its objective may be limited.

Liquidity Risk
Lack of a ready market or restrictions on resale may limit the ability of the Series to sell a security at an advantageous time or price. In addition, the Series, by itself or together with other accounts managed by RS Investments, may hold a position in a security that is large relative to the typical trading volume for that security, which can make it difficult for the Series to dispose of the position at an advantageous time or price.

Debt Securities Risk
The value of a debt security or other income-producing security changes in response to changes in interest rates and depends on the issuer's credit quality.

Natural Resources Investment Risk
Investments in companies in natural resources industries can be significantly affected by (often rapid) changes in supply of, or demand for, various natural resources. They may also be affected by changes in energy prices, international political and economic developments, environmental incidents, energy conservation, the success of exploration projects, changes in commodity prices, and tax and other government regulations. The Series may invest in companies in natural resources industries through MLPs, which are limited partnerships in which ownership units are publicly traded. Investments in MLPs are generally subject to many of the risks that apply to partnerships. For example, holders of the units of MLPs may have limited control and limited voting rights on matters affecting the partnership. There may be fewer corporate protections afforded investors in an MLP than investors in a corporation.

Deleted: Foreign Securities Risk ¶
Foreign securities are subject to political, regulatory, economic, and exchange-rate risks not present in domestic investments. In addition, when the Series buys securities denominated in a foreign currency, there are special risks such as changes in currency exchange rates and the risk that a foreign government could regulate foreign exchange transactions. ¶
Portfolio Turnover Risk ¶
Frequent purchases and sales of portfolio securities may result in higher Series expenses and may result in more significant distributions of short-term capital gains to investors, which are taxed as ordinary income. In addition, to the extent that the Series' shares are held by an asset allocation fund, reallocations of the asset allocation fund's investments may cause the Series to have to sell portfolio securities to honor redemption requests or to invest large amounts of cash at times when it would not otherwise do so, which could have adverse effects on the Series' performance, accelerate the realization of taxable income to shareholders, and increase transaction costs.

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